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                          June 12, 2024

       Rick Dunn
       Chief Financial Officer
       Satellogic Inc.
       Ruta 8 Km 17,500, Edificio 300
       Oficina 324 Zonamerica
       Montevideo, 91600, Uruguay
       00-598-25182302

                                                        Re: Satellogic Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed on June 7,
2024
                                                            File No. 333-280056

       Dear Rick Dunn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Zachary Davis